Exhibit 99.1

Stratasys Releases First Quarter 2026 Financial Results
•Revenue of $132.7 million, compared to $136.0 million in the prior year period
•GAAP net loss of $23.8 million, or ($0.28) per diluted share, and non-GAAP net loss of $1.3 million, or ($0.01) per diluted share
•Adjusted EBITDA of $2.0 million, compared to $8.2 million in the prior year period, primarily due to the impact of foreign exchange rates and tariffs
•Positive operating cash flow of $2.4 million, compared to $4.5 million in the prior year period
•$237.8 million in cash, equivalents and short-term deposits and no debt
•Reiterates 2026 Outlook
MINNETONKA, Minn. & REHOVOT, Israel - (BUSINESS WIRE) – May 7, 2026 - Stratasys Ltd. (Nasdaq: SSYS), (“Stratasys” or the “Company”), a leader in polymer 3D printing solutions, today announced its financial results for the first quarter ended March 31, 2026.
“Our first quarter results reflect the resilience of our operating model in a measured spending environment, demonstrated by positive adjusted EBITDA and operating cash flow," said Dr. Yoav Zeif, CEO of Stratasys. "Recurring revenue from consumables and customer support continued to provide stability, while Stratasys Direct delivered strong 23% organic growth year-over-year across a diverse range of industrial applications, led by drone customers. As we look forward, our current pipeline in high requirement applications, especially in defense, continues to build as we gain confidence in our ability to win prominent contracts in 2026 and beyond.”
Summary - First Quarter 2026 Financial Results Compared to First Quarter 2025:
•Revenue of $132.7 million compared to $136.0 million.
•GAAP gross margin of 41.7%, compared to 44.3%.
•Non-GAAP gross margin of 46.3%, compared to 48.3%.
•GAAP operating loss of $26.5 million, compared to a GAAP operating loss of $12.4 million.
•Non-GAAP operating loss of $3.2 million, compared to non-GAAP operating income of $3.0 million.
•GAAP net loss of $23.8 million, or ($0.28) per diluted share, compared to a net loss of $13.1 million, or ($0.18) per diluted share.
•Non-GAAP net loss of $1.3 million, or ($0.01) per diluted share, compared to non-GAAP net income of $2.9 million, or $0.04 per diluted share.
•Adjusted EBITDA of $2.0 million, compared to $8.2 million.
•Cash provided by operating activities of $2.4 million, compared to $4.5 million in the prior year period.
Financial Outlook:

The Company is reaffirming its outlook for 2026, as set forth below, which is based on current market conditions and assumes that the impacts of global inflationary pressures, relatively high interest rates, exchange rates, increased tariffs and other supply chain costs do not impede economic activity further.
•Full year revenue growing to a range of $565 million to $575 million, improving sequentially through the year.
•Based on current logistics and materials costs, full year non-GAAP gross margins of 46.7% to 47.1%, including approximately $7 million of adverse impact from tariffs and foreign exchange rates relative to 2025.
•Full year non-GAAP operating expenses ranging from $260 million to $262 million, including approximately $10 million of adverse impact from changes in foreign exchange rates.
•Full year non-GAAP operating margins in a range of 0.7% to 1.5%.
•GAAP net loss of $83 million to $67 million, or ($0.95) to ($0.76) per diluted share.
•Non-GAAP net income of $8 million to $12.5 million, or $0.09 to $0.14 per diluted share.
•Adjusted EBITDA of $25 million to $30 million, with Adjusted EBITDA margin of 4.5% to 5.0%.
•Capital expenditures of $20 million to $25 million.
•Expects to generate positive operating cash flow subject to uncertainty related to foreign exchange rates and tariffs.
Appropriate reconciliations between historical GAAP and non-GAAP financial measures, as well as between the GAAP and non-GAAP financial measures included in our financial outlook for 2026, are provided in the tables at the end of our press release and slide presentation, with itemized detail concerning the non-GAAP financial measures. We have not included, however, guidance for 2026 for GAAP gross margin or GAAP operating expenses, or a reconciliation of our guidance for 2026 for non-GAAP gross margins or non-GAAP operating expenses to the most directly comparable GAAP financial measures (i.e., GAAP gross margin or GAAP operating expenses, respectively), as the information needed to provide that GAAP guidance and that reconciliation is not available to us without unreasonable effort or with reasonable certainty from a quantitative perspective. We expect that the foregoing missing information related to our outlook on a GAAP basis for 2026 is likely to result in significant changes relative to our non-GAAP outlook in respect of the subject financial measures.
Stratasys Ltd. First Quarter 2026 Webcast and Conference Call Details
The Company plans to webcast its conference call to discuss its first quarter 2026 financial results on Thursday, May 7, 2026, at 8:30 a.m. (ET).
The investor conference call will be available via live webcast on the Stratasys Web site at investors.stratasys.com, or directly at the following web address:
https://event.choruscall.com/mediaframe/webcast.html?webcastid=jBx4uZ5o
To participate by telephone, the U.S. toll-free number is 877-407-0619 and the international dial-in is +1-412-902-1012. Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for six months at investors.stratasys.com, or by accessing the above-provided web address.
Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products, healthcare, fashion and education. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.
To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the Company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.
Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.
Cautionary Statement Regarding Forward-Looking Statements
The statements in this press release regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2026 and beyond, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the extent of our success at introducing new or improved products and solutions that gain market share; the extent of growth of the 3D printing market generally; the global macro-economic environment, including the impact of increased and/or reciprocal import tariffs that have been imposed by the U.S. and other countries, and of higher energy costs due to the U.S.-Iranian conflict; global trends involving inflation, interest rates, economic activity and currency exchange rates, and their impact on the additive manufacturing industry, our company and our customers, in particular; changes in our overall strategy, including as related to any restructuring activities and our capital expenditures; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower margin products or services; the impact of competition and new technologies; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; the extent of our success at successfully consummating and integrating into our existing business acquisitions or investments in new businesses, technologies, products or services, the potential adverse impact of global interruptions and delays involving freight carriers and other third parties on our supply chain and distribution network; global market, political and economic conditions, and in the countries in which we operate in particular; potential adverse effects of Israel’s wars against Iran and its sponsored terrorist organizations Hamas, Hezbollah, and, intermittently, the Houthi terrorist group in Yemen; costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others' intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended

December 31, 2025, which we filed with the U.S. Securities and Exchange Commission, or SEC, on March 5, 2026 (the “2025 Annual Report”). Readers are urged to carefully review and consider the various disclosures made throughout our 2025 Annual Report and the Reports of Foreign Private Issuer on Form 6-K that attach Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly periods throughout 2026, which have been or will be furnished to the SEC throughout 2026, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are provided or made (as applicable) as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of Non-GAAP Financial Measures
The non-GAAP data included herein, including, but not limited to, data for non-GAAP gross margins, non-GAAP operating loss, non-GAAP operating margins, non-GAAP net income, and Adjusted EBITDA, which non-GAAP data excludes certain items, as detailed in the reconciliation tables herein, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations. Our management utilizes these non-GAAP measures to enable us to assess our financial results (i) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains and legal provisions, (ii) excluding non-cash items such as share-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and goodwill, revaluation of our investments and the corresponding tax effect of those items, (iii) for certain non-GAAP measures, after eliminating the impact of changes attributable to currency exchange rate fluctuations, and (iv) after excluding changes in revenues solely attributable to divestitures of former subsidiary companies. The items eliminated as part of our calculation of our non-GAAP financial measures either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. Our non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results, and between our outlook for 2026 (other than for gross margin and operating expenses, for which GAAP data is not available to us without unreasonable effort or with reasonable certainty), on a GAAP and non-GAAP basis is provided in the tables below.

Yonah Lloyd
CCO & VP Investor Relations
Yonah.Lloyd@stratasys.com
Source: Stratasys Ltd.

Stratasys Ltd.

Consolidated Balance Sheets
(U.S. $ in thousands, except share data)
(Unaudited)
	March 31, 2026	December 31, 2025
ASSETS
Current assets
Cash and cash equivalents	71,789	94,527
Short-term bank deposits	166,000	150,000
Accounts receivable, net of allowance for credit losses of $4,060 and $4,145 as of March 31, 2026 and December 31, 2025, respectively	157,077	160,478
Inventories	143,573	145,238
Prepaid expenses	7,739	5,500
Other current assets	27,454	26,241

Total current assets	573,632	581,984
Non-current assets
Property, plant and equipment, net	191,745	192,566
Goodwill	101,451	101,599
Other intangible assets, net	90,715	95,842
Operating lease right-of-use assets	25,454	25,417
Long-term investments	76,298	63,104
Other non-current assets	13,571	13,252

Total non-current assets	499,234	491,780

Total assets	$1,072,866	$1,073,764

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$50,856	$43,021
Accrued expenses and other current liabilities	33,590	34,284
Accrued compensation and related benefits	37,712	31,304
Deferred revenues - short-term	51,402	47,835
Operating lease liabilities - short-term	7,141	6,597

Total current liabilities	180,701	163,041
Non-current liabilities
Deferred revenues - long-term	18,299	19,062
Deferred income taxes	503	312
Operating lease liabilities - long-term	19,541	19,903
Contingent consideration - long-term	5,437	5,353
Other non-current liabilities	22,779	23,193

Total non-current liabilities	66,559	67,823

Total liabilities	$247,260	$230,864

Contingencies (see note 12)

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousand shares; 87,080 thousand shares and 86,376 thousand shares issued at March 31, 2026 and December 31, 2025, respectively; 86,814 thousand shares and 86,110 thousand shares outstanding at March 31, 2026 and December 31, 2025, respectively	$244	$242
Treasury shares at cost, 266 thousand shares at March 31, 2026 and December 31, 2025	(1,995)	(1,995)
Additional paid-in capital	3,280,627	3,275,344
Accumulated other comprehensive loss	(4,951)	(6,197)
Accumulated deficit	(2,448,319)	(2,424,494)
Total equity	825,606	842,900

Total liabilities and equity	$1,072,866	$1,073,764

Stratasys Ltd.

Consolidated Statements of Operations
(U.S. $ in thousands, except per share data)	Three Months Ended March 31,
(Unaudited)	2026	2025

Revenues
Products	$88,754	$93,795
Services	43,943	42,251
	132,697	136,046
Cost of revenues
Products	46,554	47,268
Services	30,782	28,539
	77,336	75,807

Gross profit	55,361	60,239

Operating expenses
Research and development, net	19,151	18,792
Selling, general and administrative	62,742	53,851
	81,893	72,643

Operating loss	(26,532)	(12,404)

Financial income, net	2,732	1,473

Loss before income taxes	(23,800)	(10,931)

Income tax expenses	25	455

Share in losses of associated companies	—	1,668

Net loss	$(23,825)	$(13,054)

Net loss per ordinary share - basic and diluted	$(0.28)	$(0.18)

Weighted average ordinary shares outstanding - basic and diluted	86,357	71,967

Stratasys Ltd.

	Reconciliation of GAAP to Non-GAAP Results of Operations
		Three Months Ended March 31,
		2026	Non-GAAP	2026	2025	Non-GAAP	2025
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$55,361	$6,074	$61,435	$60,239	$5,410	$65,649
	Operating income (loss) (1,2)	(26,532)	23,312	(3,220)	(12,404)	15,450	3,046
	Net income (loss) (1,2,3)	(23,825)	22,548	(1,277)	(13,054)	15,932	2,878
	Net income (loss) per diluted share (4)	$(0.28)	$0.27	$(0.01)	$(0.18)	$0.22	$0.04

(1)	Acquired intangible assets amortization expenses		4,522			4,488
	Non-cash share-based compensation expenses		661			708
	Restructuring and other expenses		891			214
			6,074			5,410

(2)	Acquired intangible assets amortization expenses		1,155			940
	Non-cash share-based compensation expenses		4,624			5,505
	Restructuring and other related costs		995			1,132
	Contingent consideration		335			645
	Legal and other expenses		10,129			1,818
			17,238			10,040
			23,312			15,450

(3)	Corresponding tax effect		(442)			84
	Equity method related expenses		—			841
	Finance income		(322)			(443)
			$22,548			$15,932

(4)	Weighted average number of ordinary shares outstanding - Diluted	86,357		86,357	71,967		72,625

Stratasys Ltd.

Reconciliation of GAAP net loss to Adjusted EBITDA

	Three Months Ended March 31,
	2026	2025
	U.S. $ in thousands
Net loss	$(23,825)	$(13,054)
Financial income, net	(2,732)	(1,473)
Income tax expenses	25	455
Share in losses of associated companies	—	1,668
Depreciation expenses	5,731	5,124
Amortization expenses	5,686	5,428
Non-cash share-based compensation expenses	5,285	6,213
Contingent consideration	335	645
Legal and other expenses	10,361	1,818
Restructuring and other related costs	1,111	1,346
Adjusted EBITDA	$1,977	$8,170

Stratasys Ltd.

Reconciliation of GAAP Net Loss to Non-GAAP Net Income Forward Looking Guidance:
Fiscal Year 2026
(U.S. $ in millions, except per share data)	Low		High

GAAP net loss	$(83)	to	$(67)

Adjustments
Share-based compensation expenses	$24	to	$26
Intangible assets amortization expenses	$23	to	$25
Reorganization and other	$31	to	$37
Tax expenses related to Non-GAAP adjustments	$2	to	$3

Non-GAAP net income	$8	to	$13

GAAP loss per share	$(0.95)	to	$(0.76)

Non-GAAP diluted earnings per share	$0.09	to	$0.14

Reconciliation of GAAP Net Loss to Adjusted EBITDA Forward Looking Guidance:
Fiscal Year 2026
(U.S. $ in millions, except per share data)	Low		High

GAAP net loss	$(83)	to	$(67)

Adjustments
Share-based compensation expenses	$24	to	$26
Intangible assets amortization expenses	$23	to	$25
Reorganization and other	$31	to	$37
Tax expenses related to Non-GAAP adjustments	$2	to	$3
Other non-operating income	$(4)	to	$(4)
Depreciation	$21	to	$21

Adjusted EBITDA	$25	to	$30

Stratasys Ltd.

Reconciliation of GAAP Operating Loss to Non-GAAP Operating Income Forward Looking Guidance:
Fiscal Year 2026
(U.S. $ in millions, except per share data)	Low		High

GAAP operating loss	$(84)	to	$(69)
GAAP operating margins	(15)%	to	(12)%

Adjustments
Share-based compensation expenses	$24	to	$26
Intangible assets amortization expenses	$23	to	$25
Reorganization and other	$31	to	$37

Non-GAAP operating profit	$4	to	$8.5
Non-GAAP operating margins	0.7%	to	1.5%